[LETTERHEAD OF SYNIVERSE HOLDINGS, INC]

September 21, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgal

Re:	Syniverse Holdings, Inc.

Definitive Schedule 14A filed April 9, 2007

File No. 1-32432

Ladies and Gentlemen:

On behalf of Syniverse Holdings, Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated April 21, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Tony G. Holcombe, the Company’s Chief Executive Officer, please find below the Company’s responses to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Proposal 1 Election of Directors, page 3

Board Meetings and Committees, page 5

1.	Please discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

The Compensation Committee retained Mercer Human Resource Consulting (“Mercer”) to provide independent research and advice regarding the Company’s executive compensation arrangements during 2006. Mercer reports directly to the Chairman of the Compensation Committee and receives direction from the Compensation Committee regarding the scope of services requested and the types of analysis to be performed. The Compensation Committee also reviews and approves the professional fees paid to Mercer for its executive compensation services.

United States Securities and Exchange Commission

September 21, 2007

In 2006, the Compensation Committee instructed Mercer to:

•	review the Compensation Committee’s Charter,

•	review the Company’s executive compensation strategy,

•	develop a custom peer group of companies and gather, analyze and provide comparative compensation and business performance data with respect to certain of the Company’s executives, including the NEOs,

•	report on current trends in executive compensation and the impact of such trends on the Company and its executive compensation,

•	provide additional analytical and advisory services as requested,

•	inform the Compensation Committee of its obligations related to the Company’s proxy statement, and

•	attend Compensation Committee meetings to review and discuss their findings and recommendations and to respond to questions from members of the Compensation Committee.

Executive Compensation and Other Information, page 11

Compensation Discussion and Analysis, page 12

2.	On page 13 you state that, in determining the amount of each element of compensation, the compensation committee considers, among other things, “value of an individual’s unique skills and capabilities to support [y]our objectives” and “contribution as a member of the executive management team.” Then you mention later on page 13 “qualitative measures such as leadership, development of strategic and operational plans, development of new market opportunities and process improvements” the compensation committee considers as it “review[s] each executive’s performance relative to the key goals and objectives at year end.” Throughout your compensation discussion and analysis, analyze how the committee’s consideration of the individual performance, subjective and other mentioned factors resulted in the compensation amounts earned by each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

United States Securities and Exchange Commission

September 21, 2007

In response to the Staff’s comment, with respect to base salary, the Company proposes to include disclosure similar to the following in future filings.

In respect to base salary, the Compensation Committee considers individual performance, subjective assessments, external labor market conditions, company performance and other factors when determining salary adjustments. Although salary adjustments can be impacted by these factors, during 2006, salary adjustments were driven by the need to maintain competitive compensation packages relative to the Company’s peers and, as a result, adjustments were based solely on consideration of external market conditions.

In response to the Staff’s comment, with respect to annual incentive awards, the Company proposes to include disclosure similar to the following in future filings.

In respect to annual incentives, awards under the plan are significantly conditioned upon two corporate financial measures. Eighty percent (80%) of each NEO’s annual incentive plan compensation is conditioned upon the Company achieving net revenue and adjusted EBITDA performance targets more fully described below. The remaining twenty percent (20%) is based on the NEO achieving individual strategic objectives. The plan prohibits any annual incentive award for achievement of individual goals if the corporate financial measures are not achieved. The Company did not achieve these financial performance thresholds for the 2006 fiscal year. As a result, no annual incentive plan awards were paid to any NEO.

If corporate financial performance thresholds were achieved, an individual’s annual incentive award can be impacted by individual performance, subjective assessments and other factors. When the corporate financial performance thresholds are achieved, the Compensation Committee may consider these factors to increase or decrease incentive amounts, if in its judgment, such adjustments would better align compensation and performance for a particular individual. The Compensation Committee does not use a specific formula or scoring method to apply these factors under the annual incentive plan. Because the Company did not achieve the corporate financial performance thresholds during 2006, the Compensation Committee did not consider any of these factors with respect to annual incentive awards for the 2006 fiscal year.

In respect to long-term incentives, individual performance and other subjective factors were not taken into consideration in granting these awards and they vest based on continued service over time.

United States Securities and Exchange Commission

September 21, 2007

Executive Compensation Plan, page 14

3.	We note your disclosure that the committee “generally seeks to set base salaries for executive officers targeted between the 50th and 75th percentile” of the benchmarked companies’ compensation and that you increased base salaries to make them “competitive.” Indicate where the amount of your actual named executive officer base salaries fell within the targeted percentile range of base salaries. To the extent your salaries were outside of the targeted percentile range, please explain why.

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

Four of the five NEO’s are located in the US and have a base salary between the 50th and 75th percentile of the benchmark data provided by Mercer. As a group, the base salary of these individuals is at 102% of the 50th percentile. These positions were benchmarked against U.S. pay practices exclusively using a blend a published compensation survey data and proxy peer group data. The published survey data for U.S. positions was obtained from various published compensation surveys, including Mercer’s Americas Executive Remuneration Database (AERD), Watson Wyatt’s Report on Top Management’s Compensation, and Radford’s executive compensation survey database.

One NEO’s base salary is above the 75th percentile of the benchmark data provided by Mercer. That NEO is Mr. Eugene Bergen Henegouwen, Executive Vice President and Managing Director for Europe, Middle East and Africa, stationed in Utrecht, the Netherlands. This position located outside the U.S. was benchmarked against a blend of U.S. and international pay data. The U.S. pay data for this position was obtained from the custom compensation peer group and the international pay data was obtained from Mercer’s Netherlands Total Remuneration Survey (TRS). Additionally, in setting the base salary level of this position, the Committee also considered the strategic importance of this international market to the Company, the desire to maintain stability in this key overseas leadership position, the breadth and depth of the individual’s relevant experience, and the highly competitive global labor market for an individual with these skills and abilities.

United States Securities and Exchange Commission

September 21, 2007

4.	On page 15 you state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that the general statements regarding the level of difficulty or case associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Also, disclose “each executive’s key goals and objectives” and the related performance target and threshold levels. If you do not disclose the targets and threshold levels, address your non-disclosure of this information in the same manner as you may above regarding undisclosed company performance targets and thresholds.

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

Awards under the annual incentive plan are significantly conditioned upon two corporate financial measures. Eighty percent of each NEO’s annual incentive plan compensation is conditioned upon the Company achieving net revenue and adjusted EBITDA performance targets. The remaining 20% is based on the NEO achieving individual strategic objectives. However, the plan prohibits any annual incentive award for achievement of individual goals if the corporate financial measures are not achieved.

The Company’s net revenue goal for 2006 was $335 million and its adjusted EBITDA goal was $140 million. The annual incentive plan allows for bonus payments if the Company achieved 98.5% of the net revenue goal and 96.5% of the adjusted EBITDA

United States Securities and Exchange Commission

September 21, 2007

goal. The Company did not achieve these thresholds for the 2006 fiscal year. As a result, no annual incentive plan awards were paid to any NEO based on the financial measures of the plan

For 2006, the individual key goals and objectives for the NEOs were as follows:

•

Tony Holcombe – Mr. Holcombe’s individual objectives were comprised of: growth objectives such as execution of market expansion strategy for existing services and new services for existing and new customers, achieving quality objectives such as redesigning operations for enhanced quality and efficiency and pursuing global capabilities that increase expertise and reduce cost, achieving human resources objectives which focused on filling key management positions and upgrading the executive team, achieving financial objectives such as ensuring the Company is Sarbanes Oxley compliant and achieving community objectives such as implementing Amber Alert and developing a corporate giving plan.

•

Raymond Lawless – Mr. Lawless’s individual objectives were comprised of: completion of the integration of the ITHL acquisition, achieving forecasting accuracy, preparation of the 2007 budget, ensuring Sarbanes Oxley compliance, resolution of billing issues, and implementation of a redesigned financial reporting presentation.

•

Nancy White – Ms. White’s individual objectives were comprised of: achieving sales results versus sales targets, developing and executing strategic account plans; filling open staff positions, and redesigning the sales compensation incentive plan.

•	Paul Wilcox – Mr. Wilcox’s individual objectives were comprised of: achieving improved service quality, achieving cost management objectives, and implementation of new clients.

•

Eugene Henegouwen – Mr. Henegouwen’s individual objectives were comprised of: securing strategic customers, filling open staff positions, achieving specified sales results versus sales targets, and the implementation of new services.

Individual performance targets are set at levels that present significant difficulty for full achievement. Each individual’s performance is qualitatively assessed (by the

United States Securities and Exchange Commission

September 21, 2007

Board of Directors in the case of our Chief Executive Officer and by the Chief Executive Officer in the case of the other NEOs) against the relevant targets. Assuming the corporate financial measures are achieved, this evaluation is used to determine what portion of the remaining 20% of the annual incentive award is appropriate.

As discussed above, the annual incentive plan was designed with the financial measures acting as a threshold to any payouts. Because the corporate financial thresholds were not achieved, none of the NEOs received annual incentive plan awards based on achievement of individual goals.

In connection with this response, the Company supplementally advises the staff of its contention that more specific disclosure regarding the targets related to individual performance would result in competitive harm to the Company. In particular, the Company contends that disclosure of specific targets regarding execution of market expansion, quality objectives, cost management objectives, sales targets, strategic customers and new services would assist the Company’s competitors and customers in assessing the Company’s strategic objectives, cost structure and its expectations of sales. Third parties could use this information to gain an unfair advantage over the Company, to the detriment of the Company and its shareholders, in either negotiating new contracts, in the case of customers, or taking actions that would lessen the Company’s ability to achieve or realize the benefit of strategic objectives, in the case of competitors.

5.	You also state on page 15 that, following “a qualitative evaluation of each executive’s contributions to the Company’s overall performance,” the compensation committee may adjust the amounts of annual cash incentive bonus payable to an officer. Describe the considerations or guidelines the committee follows in making the qualitative assessment. Address whether the considerations or guidelines differ among the officers and what the maximum adjustment may be. Finally, to the extent any bonuses are paid, clarify the extent to which the committee’s qualitative evaluation of an officer led to any payout adjustment for the relevant year.

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

The qualitative evaluation of each executive’s contribution to the Company’s overall performance is an important feature of the annual incentive plan design. As previously indicated, 80% of the annual incentive opportunity is driven by corporate financial results and 20% is driven by individual performance and contribution.

United States Securities and Exchange Commission

September 21, 2007

Certain of the individual performance measures and goals are assessed on a qualitative basis and differ based on each individual’s roles and responsibilities. Individual performance targets are set at levels that present significant difficulty for full achievement. The Chief Executive Officer qualitatively assesses each individual’s performance against the relevant targets, presents and discusses those assessments with the Board of Directors, which subsequently engages in a further qualitative assessment of the individual performances. The Board of Directors qualitatively assesses the Chief Executive Officer’s performance against the relevant targets. The Compensation Committee believes that the ability to use qualitative factors in this manner improves the correlation between and individual’s compensation and performance. However, these qualitative factors are only considered if the corporate financial performance exceeds threshold levels established at the beginning of the year. For 2006, the threshold performance levels were not achieved and therefore no other factors were considered and no compensation was awarded as part of the annual incentive plan.

6.	Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goals(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

The Company’s polices and plan designs allow the Compensation Committee to exercise discretion when determining individual incentive compensation awards. Although discretion can be exercised under any circumstance to reduce award levels, the Compensation Committee exercises discretion to increase award levels only if threshold levels of corporate performance are achieved. The Compensation Committee generally reserves exercising this discretion for situations where unanticipated events would either unduly reward or unduly punish participants based on factors beyond their control (such as significant external events, unplanned divestitures and/or acquisitions, etc.). When these situations arise, they generally pertain to all participants in the program. In 2006, threshold levels of corporate financial performance were not achieved, and therefore the Compensation Committee did not exercise discretion in determining award levels.

United States Securities and Exchange Commission

September 21, 2007

7.	We note your disclosure on pages 15 and 16 regarding long-term incentive awards. Also describe the amounts of the awards that the compensation committee approved for the last fiscal year and, since you suggest you benchmarked this element of compensation, discuss how the amounts of the awards relate to the benchmarked companies’ similar equity awards.

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

The Compensation Committee approves all long term incentive awards. During 2006, the Compensation Committee approved awards of options, which vest ratably over three years, to purchase 270,000 shares of the Company’s common stock and 725,000 shares of restricted stock, which vest ratably over five years. These awards were granted to the CEO, executive officers, and other key associates who contribute to the long-term success of the Company.

A study by Mercer entitled Executive Compensation Review was used to benchmark the long term incentive awards for the NEO’s. Based on this competitive market data provided by Mercer, the annualized grant value of 2006 equity awards was positioned between the 50th and 75th percentiles for the NEOs receiving both restricted stock and options, and below the 25th percentile for the NEOs receiving restricted shares only.

Mr. Holcombe was granted 100,000 shares of restricted stock and 100,000 options. Mr. Lawless, Ms. White and Mr. Wilcox were granted 40,000 shares of restricted stock and 40,000 options. Mr. Henegouwen was granted 25,000 restricted shares and no options. See “Executive Compensation Tables—Grants of Plan-Based Awards Table” for more information on individual awards to NEOs.

Post-Employment Compensation Arrangements…Change in Control, page 16

8.	Please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

United States Securities and Exchange Commission

September 21, 2007

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

The Compensation Committee believes that change-in-control agreements should be provided only for executive positions that can materially affect the consummation of a change-in-control transaction and that are likely to be materially affected by a change-in-control.

These agreements are consistent with the Compensation Committee’s overall objective of aligning executive and shareholder interests in that they provide adequate protection to these individuals in the event of job loss following a transaction. Absent these protections, the executives may not pursue certain transactions that would benefit shareholders due to the negative personal consequences of job loss.

The terms of these programs were based on prevailing practices at the time the agreements were entered into; as well as competitive pressures in securing the candidates employment. There are no cash payouts under these change-in-control agreements other than the potential for a market-competitive severance payment following an involuntary termination of employment or a voluntary resignation for “good reason” within a specified time of a change-in-control. In addition to a potential severance payment upon separation from service, any remaining vesting period on outstanding equity-based compensation awards is accelerated by the change-in-control event itself.

The Compensation Committee considers each compensation decision in the context of total compensation. These change-in-control agreements are a component of total compensation and therefore are considered by the Compensation Committee’s in its decision making process. To date, the Compensation Committee has not made any positive or negative adjustment to another pay component in direct reflection of these agreements.

United States Securities and Exchange Commission

September 21, 2007

9.	Explain what “change in control” means for purposes of the arrangements described here.

In response to the Staff’s comment, the Company proposes to include disclosure similar to the following in future filings.

Change-in-control means any transaction or series of transactions pursuant to which any person or group of related persons, other than the certain specified investors or their affiliates, in the aggregate acquire(s):

•

beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act) of equity securities of the Company or possessing the voting power (other than voting rights accruing only in the event of a default, breach or event of noncompliance that has not yet occurred) to elect a majority of the Board of Directors (whether by merger, consolidation, reorganization, combination, sale or transfer of the Company’s equity, security holder or voting agreement, proxy, power of attorney or otherwise) or

•	all or substantially all of the Company’s assets determined on a consolidated basis; provided that a public offering shall not constitute a Change-in-control.

Executive Compensation Tables, page 19

Summary Compensation Table, page 19

10.	We note your disclosure in note six to the outstanding equity awards table on page 21 regarding forfeiture of Ms. White’s restricted shares and your disclosure in the grants of plan-based awards table on page 20 that suggests Ms. White was awarded the shares as 2006 compensation. Yet we note the absence of a footnote to the summary compensation table describing the forfeiture, as specified in Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. When applicable, include the footnote disclosures specified by this Instruction, and clarify in the footnote whether you have disregarded the estimate of forfeitures related to service-based vesting conditions in column (e) of the table.

The Company acknowledges the Staff’s comment. In future filings, the Company will include footnotes specified by the referenced instruction and clarify whether it has disregarded the estimate of forfeitures related to service-based vesting conditions in column (e) of the table.

*    *    *    *

In connection with responding to the Comment Letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission

September 21, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Mr. Robert Garcia at (813)-637-5432.

Sincerely,

/s/ Tony G. Holcombe
Tony G. Holcombe
Chief Executive Officer

cc:	Robert F. Garcia, General Counsel
Paul Zier, Esq. (Kirkland & Ellis LLP)